December 2, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Kofax Limited
Registration Statement on Form F-1
File No. 333-191554

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that as of the date hereof, approximately 350 copies of the Preliminary Prospectus dated November 22, 2013 were distributed as follows: 0 to prospective underwriters; approximately 330 to institutional investors; 0 to prospective dealers; and approximately 20 to individuals.

We will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

We hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 3:00 p.m. EST on December 4, 2013 or as soon thereafter as practicable.

Very truly yours,

Craig-Hallum Capital Group LLC

By:	/s/ Patricia Bartholomew
	Name:	Patricia Bartholomew
	Title:	Managing Partner